Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 7, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
01/10/2024	6,500	419.6339	2,727,620.35	8,430	457.6303	3,857,823.43	3,479,905.67	14,930	415.7754	6,207,526.02
02/10/2024	7,500	415.2421	3,114,315.75	8,718	458.7926	3,999,753.89	3,612,820.78	16,218	414.7945	6,727,136.53
03/10/2024	11,300	410.1702	4,634,923.26	8,919	448.4741	3,999,940.50	3,623,462.72	20,219	408.4468	8,258,385.98
04/10/2024	14,000	407.1135	5,699,589.00	5,557	449.8290	2,499,699.75	2,266,479.06	19,557	407.3257	7,966,068.06
Total	39,300	411.6145	16,176,448.36	31,624	453.9975	14,357,217.57	12,982,668.23	70,924	411.1319	29,159,116.59

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fifth Tranche till October 4, 2024, the total invested consideration has been:
•Euro 136,374,487.80 for No. 334,450 common shares purchased on the EXM
•USD 43,452,758.39 (Euro 39,183,283.38 *) for No. 93,219 common shares purchased on the NYSE.

As of October 4, 2024, the Company held in treasury No. 14,593,335 common shares equal to 5.68% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until October 4, 2024, the Company has purchased

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

a total of 3,769,231 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,098,301,843.89.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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